Exhibit 99.3

PRESS RELEASE

Addex Therapeutics Reports Q1 2024 Financial Results and Provides Corporate Update

●	GABAB PAM: Selection of drug candidates under Indivior collaboration expected by end of Q2 2024.

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, June 6, 2024 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today reported its Q1 2024 financial results and provided a corporate update.

“Building on the recent Neurosterix transaction, which extended our cash runway beyond 2026 and will accelerate the development of a portfolio of preclinical programs, we anticipate selection of drug candidates under the agreement with Indivior by the end of the second quarter of 2024,” said Tim Dyer CEO of Addex. “During the rest of 2024, we will focus on advancing our GABAB PAM drug candidate for chronic cough and dipraglurant for brain injury recovery as well as working with our partner, Janssen Pharmaceuticals Inc., to evaluate the future development of ADX71149.”

Operating Highlights:

•	Selection of drug candidates under the GABAB PAM collaboration with Indivior expected by the end of the second quarter of 2024;

•	Launched Neurosterix with Perceptive Advisors, raising USD 63 million in Series A to accelerate the development of a preclinical portfolio including M4 PAM for schizophrenia;

•	Received CHF 5 million and 20% equity in Neurosterix in April 2024 and secured cash runway beyond 2026; and

•	Our partner, Janssen Pharmaceuticals Inc., completed ADX71149 epilepsy Phase 2 study; top-line results did not show statistical significance.

Key Q1 2024 Financial Data

CHF’ thousands	Q1 2024	Q1 2023 *	Change
Income	235	502	(267)
R&D expenses	(245)	(255)	10
G&A expenses	(778)	(615)	(163)
Total operating loss	(788)	(368)	(420)
Finance result, net	53	(2)	55
Net loss from continuing operations	(735)	(370)	(365)
Net loss from discontinued operations	(2,352)	(2,037)	(315)
Net loss for the period	(3,087)	(2,407)	(680)
Basic and diluted net loss per share:
From continuing operations	(0.01)	(0.01)	0.00
From discontinued operations	(0.02)	(0.03)	0.01
Total basic and diluted net loss per share	(0.03)	(0.04)	0.01
Net decrease in cash and cash equivalents	(2,237)	(1,362)	(875)
Cash and cash equivalents	1,628	5,595	(3,967)
Shareholders’ equity	(1,373)	4,071	(5,444)

* The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called “Net loss from discontinued operations” following Neurosterix transaction.

Financial Summary:

Under IFRS, the sale of our allosteric modulator drug discovery platform and unpartnered preclinical portfolio to Neurosterix on April 2, 2024, required the identification of continuing operations related to retained programs by Addex and discontinued operations for the three-month period ended March 31, 2024 and 2023. The income and expenses from discontinued operations have been reclassed to the financial line called “Net loss from discontinued operations”. All financial variance described below relate to continuing operations.

Income decreased by CHF 0.3 million to CHF 0.2 million in the first quarter 2024 compared to CHF 0.5 million in the first quarter 2023, primarily driven by amounts received under our funded research collaboration with Indivior, recognized as related costs are incurred.

R&D expenses primarily relate to our GABAB PAM program and remain stable at CHF 0.3 million for both first quarters of 2024 and 2023.

G&A expenses increased by CHF 0.2 million to CHF 0.8 million in the first quarter 2024 compared to CHF 0.6 million in the first quarter 2023, primarily due to legal fees.

The net loss from continuing operations increased by CHF 0.4 million primarily due to reduced income and increased G&A.

Basic and diluted loss per share from continuing operations remain stable at CHF 0.01 for the first quarter 2024 compared to the first quarter 2023.

Cash and cash equivalents decreased to CHF 1.6 million at March 31, 2024, compared to CHF 5.6 million at March 31, 2023. The decrease of CHF 5.4 million between March 31, 2024 and March 31, 2023 is primarily due to the cash used in operating activities, partially offset by funds raised from one single institutional investor in April 2023. Gross proceeds of CHF 5.0 million from Neurosterix’s transaction was received in April 2024.

Q1 2024 Consolidated Financial Statements:

The Q1 2024 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, June 6, 2024, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer and Misha Kalinichev, Head of Translational Science will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.	Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.	In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration URL:

https://edge.media-server.com/mmc/p/5twaqd3r

Conference call registration URL:

https://register.vevent.com/register/BI042149b2b22741eb96c2d718ff2853bb

About Addex:

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals Inc., has recently completed a Phase 2 clinical study for the treatment of epilepsy. The Company’s second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in dyskinesia associated with Parkinson’s disease and post-stroke/TBI recovery. Addex partnership with Indivior on GABAB PAM is advancing multiple drug candidates through clinical candidate selection for substance use disorder. Under the agreement with Indivior, Addex is advancing an independent GABAB PAM program for chronic cough through clinical candidate selection. Addex also holds a 20% share in a private company, Neurosterix LLC which is advancing a portfolio of allosteric modulator programs including M4PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.